Exhibit 99.1

Dada Announces Pricing of Initial Public Offering

SHANGHAI, China, June 05, 2020 (GLOBE NEWSWIRE-)- Dada Nexus Limited (NASDAQ: DADA) (“Dada” or the “Company”), a leading platform for local on-demand retail and delivery in China, today announced the pricing of its initial public offering of 20 million American depositary shares (“ADSs”), each represents 4 ordinary shares of the Company, at US$16 per ADS for total gross proceeds of US$320 million, assuming the underwriters do not exercise their over-allotment option to purchase any additional ADSs. The ADSs are expected to begin trading on the NASDAQ Global Select Market today under the ticker symbol “DADA.”

The Company has granted the underwriters an option, exercisable within 30 days from the date of the final prospectus, to purchase up to an aggregate of three million additional ADSs.

Goldman Sachs (Asia) L.L.C., BofA Securities, Inc., and Jefferies LLC are acting as joint book runners for the offering.

Dada’s registration statement relating to the offering has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of the securities is made only by means of a prospectus forming a part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained, when available, by contacting the following underwriters:

Goldman Sachs & Co. LLC

Attention: Prospectus Department

200 West Street

New York, NY10282-2198

Phone: +1 (212) 902 1171

Email: prospectus-ny@ny.email.gs.com

BofA Securities,

NC1-004-03-43

200 North College Street, 3rd floor

Charlotte, NC 28255-0001

Attn: Prospectus Department

Email: dg.prospectus_requests@baml.com

Jefferies LLC

Attention: Equity Syndicate Prospectus Department

520 Madison Ave, 2nd Floor

New York, NY 10022

Phone: +1-877-821-7388

Email: prospectus_department@jefferies.com

About Dada Nexus Limited

Dada Nexus Limited (NASDAQ: DADA) (“Dada” or the “Company”) is a leading platform for local on-demand retail and delivery in China. The Company operates JD-Daojia (“JDDJ”), one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables an improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com